Epi One, Inc.

STATEMENT OF CHANGES IN EQUITY
For the Years Ended December 31, 2025 and 2024
Prepared in accordance with U.S. GAAP

	Common Stock ($)	Preferrd Stock ($)	Additional Paid-in Capital	Retained Earnings ($)	Total Equity ($)
Balance at January 1, 2024	493	84	1,011,617.00	-843,174.74	**169,019.26**
Issuance of Common Stock Class A + B	73.9	—	3,760,627.04	—	3,760,700.94
Net loss	—	—	—	-969,712.74	-969,712.74
Balance at December 31, 2024	566.9	84	4,772,244.04	-1,812,887.48	2,960,007.46

	Common Stock ($)	Preferrd Stock ($)	Additional Paid-in Capital	Retained Earnings ($)	Total Equity ($)
Balance at January 1, 2025	566.9	84	4,772,244.04	-1,812,887.48	2,960,007.46
Capital contributions					
(Cash recevied from prior issurance)	—	—	115,900.43	—	115,900.43
Net loss	—	—	—	-1,026,374.14	-1,026,374.14
Balance at December 31, 2025	566.9	84	4,888,144.47	-2,839,261.62	2,049,533.75